UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

FORESTAR GROUP INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

346232 101

(CUSIP Number)

Thomas B. Montano, D.R. Horton, Inc., 1341 Horton Circle Arlington, Texas 76011 (817) 390-8200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 30, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

CUSIP No. 346232 101

(1)	Names Of Reporting Persons. D.R. Horton, Inc.
(2)	Check The Appropriate Box If a Member of a Group (See Instructions) (a) ☐ (b) ☒
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) N/A
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e)
(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 31,451,063
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 31,451,063
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 31,451,063
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
(13)	Percent of Class Represented by Amount in Row (11) 65.5%*
(14)	Type of Reporting Person (See Instructions) CO

*	Calculated in accordance with Rule 13d-3(d)(1), based on 47,997,366 shares of the Issuer’s common stock outstanding as of September 30, 2019.

Item 1. Security and Issuer

This Amendment No. 1 amends Items 1, 2, 4, 5, 6 and 7 of the Schedule 13D (the “Original Schedule 13D”) originally filed by D.R. Horton, Inc., a Delaware Corporation (“D.R. Horton”) with the Securities and Exchange Commission (the “SEC”) on October 12, 2017. This statement on Schedule 13D (the “Schedule 13D”) relates to the shares of common stock, par value $1.00 per share (the “Common Stock”), of Forestar Group Inc., a Delaware corporation (the “Issuer”). The Issuer has its principal executive offices at 2221 E. Lamar Blvd., Suite 790; Arlington, Texas 76006.

Item 2. Identity and Background

(a) This Schedule 13D is being filed by D.R. Horton.

(b) The business address of D.R. Horton is 1341 Horton Circle, Arlington, Texas 76011.

(c) The principal business of D.R. Horton is to construct and sell homes.

(d)-(e) During the last five years, D.R. Horton has not (i) been convicted of a criminal proceeding or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f) Citizenship: Delaware

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the executive officers, board of directors and each person controlling D.R. Horton (collectively, the “Listed Persons”), required by Item 2 of Schedule 13D is provided on Schedule 1 hereto and is incorporated by reference herein. Except as set forth on Schedule I hereto, none of the Listed Persons have any beneficial interest in any Common Stock. To D.R. Horton’s knowledge, none of the Listed Persons has been, during the last five years, (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4. Purpose of Transaction

The information previously provided in response to Item 4 is hereby amended and supplemented by adding the following:

On September 30, 2019, the Issuer completed its underwritten public offering (the “Public Offering”) of 6,037,500 shares of Common Stock at a public offering price of $17.50 per share. The shares were sold pursuant to an underwriting agreement dated September 25, 2019 (the “Underwriting Agreement”) among the Issuer and Citigroup Global Markets Inc. and J.P. Morgan Securities LLC, as representatives of the underwriters named in Schedule 1 thereto (the “Underwriters”). As a result of the Public Offering, the percentage of outstanding shares of Common Stock that D.R. Horton beneficially owns was reduced by more than one percent.

The information set forth in Item 6 of this Schedule 13D is hereby incorporated by reference.

Item 5. Interest in Securities of the Issuer

(a)-(b) The information contained in the cover pages to this Schedule 13D and the information provided in response to Items 2, 4 and 6 hereof is hereby incorporated by reference into this Item 5. D.R. Horton beneficially owns 31,451,063 shares of Common Stock, which represents approximately 65.5% of the shares of Common Stock outstanding immediately following the closing of the Public Offering on September 30, 2019.

(c) Except as described in this Schedule 13D, neither D.R. Horton nor, to D.R. Horton’s knowledge, the Listed Persons, has effected any transactions in the Common Stock of the Issuer during the past 60 days.

(d) D.R. Horton has the right to receive distributions from, and the proceeds from the sale of, the Common Stock reported on the cover pages of this Schedule 13D and in this Item 5. Except for the foregoing, no other person is known by D.R. Horton to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, Common Stock beneficially owned by D.R. Horton.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information previously provided in response to Item 6 is hereby amended and supplemented by adding the following:

In connection with the Public Offering, D.R. Horton entered into a lock-up agreement with the representatives of the Underwriters pursuant to which D.R. Horton agreed, for a period of 90 days from September 25, 2019, except with the prior written consent of the representatives of the Underwriters, not to directly or indirectly:

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exchangeable or exercisable for Common Stock (including without limitation, Common Stock or such other securities which may be deemed to be beneficially owned by D.R. Horton in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant);

•

enter into any hedging, swap or other agreement or transaction that transfers, in whole or in part, any of the economic consequences of ownership of Common Stock or such other securities, whether any such transaction described in the preceding paragraph or this paragraph is to be settled by delivery of Common Stock or other securities, in cash or otherwise;

•	make any demand for or exercise any right with respect to the registration of any shares of Common Stock or any security convertible into or exercisable or exchangeable for Common Stock; or

•	publicly disclose the intention to do any of the foregoing.

The foregoing description of the lock-up agreement is qualified in its entirety by reference to the lock-up agreement, a copy of which is filed herewith as Exhibit 1 hereto and is incorporated herein by reference.

The information provided in response to Item 4 hereof is hereby incorporated by reference into this Item 6.

Item 7. Material to Be Filed as Exhibits

Exhibit 1                 Lock-Up Agreement, dated as of September 24, 2019, by and among D.R. Horton, Inc., Citigroup Global Markets Inc. and J.P. Morgan Securities LLC.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 1, 2019

D.R. HORTON, INC.

By:	/s/ Bill W. Wheat
Name: Bill W. Wheat
Title: Executive Vice President and Chief Financial Officer

SCHEDULE I

Executive Officers of D.R. Horton, Inc.

Donald R. Horton

c/o D.R. Horton, Inc.

1341 Horton Circle

Arlington, Texas 76011

Principal Occupation: Director, Chairman of the Board

Citizenship: USA

Amount Beneficially Owned: 0

David V. Auld

c/o D.R. Horton, Inc.

1341 Horton Circle

Arlington, Texas 76011

Principal Occupation: President and Chief Executive Officer

Citizenship: USA

Amount Beneficially Owned: 25,000

Michael J. Murray

c/o D.R. Horton, Inc.

1341 Horton Circle

Arlington, Texas 76011

Principal Occupation: Executive Vice President and Chief Operating Officer

Citizenship: USA

Amount Beneficially Owned: 0

Bill W. Wheat

c/o D.R. Horton, Inc.

1341 Horton Circle

Arlington, Texas 76011

Principal Occupation: Executive Vice President and Chief Financial Officer

Citizenship: USA

Amount Beneficially Owned: 20,000

Board of Directors of D.R. Horton, Inc.

Donald R. Horton

(see above)

Barbara K. Allen

c/o D.R. Horton, Inc.

1341 Horton Circle

Arlington, Texas 76011

Principal Occupation: Retired

Citizenship: USA

Amount Beneficially Owned: 4,000

Brad S. Anderson

c/o D.R. Horton, Inc.

1341 Horton Circle

Arlington, Texas 76011

Principal Occupation: Executive Vice President of CBRE Group, Inc.

Citizenship: USA

Amount Beneficially Owned: 0

Michael R. Buchanan

c/o D.R. Horton, Inc.

1341 Horton Circle

Arlington, Texas 76011

Principal Occupation: Retired

Citizenship: USA

Amount Beneficially Owned: 0

Michael W. Hewatt

c/o D.R. Horton, Inc.

1341 Horton Circle

Arlington, Texas 76011

Principal Occupation: Retired

Citizenship: USA

Amount Beneficially Owned: 0